

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2009 AND 2008

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2009 AND 2008**

Contents **Page**

*Note: Other schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Milwaukee, Wisconsin
June 7, 2010

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**

	December 31,	
	2009	**2008**
Assets		
Investments		
Investment in Master Trust	$ 147,283,350	$ 108,995,864
Participant loans	4,392,417	4,307,821
	151,675,767	113,303,685
Receivables		
Employer contributions	55,163	108,931
Participant contributions	131,307	260,162
	186,470	369,093
Net assets available for benefits	$ 151,862,237	$ 113,672,778

See the notes to the financial statements.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2009
Additions	
Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments	$ 30,798,714
Other investment income	2,286,689
	33,085,403
Contributions	
Participants	12,058,750
Employer	4,335,294
	16,394,044
Total additions	49,479,447
Deductions	
Deductions from net assets attributed to:	
Distributions and withdrawals	10,982,803
Administrative expenses	108,451
Total deductions	11,091,254
Transfers to other plans, net	(198,734)
Net increase	38,189,459
Net assets available for benefits, beginning of year	113,672,778
Net assets available for benefits, end of year	$ 151,862,237

See the notes to the financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2000 for participation by eligible employees of Integrated Facilities Management ("IFM"), a division of Johnson Controls, Inc. (the "Company"). The Plan provides retirement savings benefits to participants within five benefit schedules based on their respective eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation and ten percent (10%) of their after-tax annual compensation as contributions to the Plan. The employer makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Employer contributions vest in accordance with vesting requirements specified within each benefit schedule, fully vesting after 5 years of service. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company and its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Plan assets of $42,940,903 and $32,869,993 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2009 and 2008, respectively, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Standards Codification No. 946 ("ASC 946"), "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined-contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the Statements of Financial Position as of December 31, 2009 and 2008 for the master trust (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2009 and 2008, the Plan held 5,357,857 and 4,963,008 units, respectively, of the JCI Common Stock Fund at a unit value of $8.08 and $5.42, respectively. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 2.86% and 4.55% for the years ended December 31, 2009 and 2008, respectively. The average yields based on the interest rate credited to participants were 2.33% and 3.96% for the years ended December 31, 2009 and 2008, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income of the Master Trust is allocated among the participating plans daily based on the Plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2009 and 2008 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2009 for the Master Trust are presented in Note 9.

The Plan had approximately a six percent (6%) interest and a five percent (5%) interest in the assets held in the Master Trust at December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, participant forfeitures of non-vested employer contributions of $164,032 and $289,969, respectively, related to the Plan, were in the Master Trust.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 7, 2010, the date which the financial statements were available to be issued.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,			
	2009		2008	
Investments at fair value as determined by quoted market price (direct):				
BlackRock (formerly Barclays Global Investors) S&P 500 Index Fund, 287,704 and 291,571 shares, respectively	$	10,696,826	$	8,545,957
Fidelity Retirement Government Money Market, 9,179,036 and 10,089,793 shares, respectively		9,179,036		10,089,793
Vanguard Primecap Fund, 141,723 and 138,239 shares, respectively		8,738,613		6,386,655
Fidelity Freedom 2020 Fund, 658,862 shares		7,873,403		*
Fidelity Freedom 2015 Fund, 657,190 shares		7,656,265		*
Fidelity Puritan, 515,654 shares		*		6,734,436
Investments at fair value as determined by quoted market price (indirect):				
Johnson Controls Common Stock Fund, 5,357,857 and 4,963,008 units, respectively		43,291,481		26,899,505
Investments at contract value:				
Fidelity Fixed Income Fund, 17,704,388 and 12,236,625 units, respectively		17,704,388		12,236,625

* Asset was not greater than 5% in the respective year.

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$	15,266,759
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund		14,602,227
Other Separate Accounts		929,728
		15,531,955
Net increase in fair value	$	30,798,714

NOTE 4 – FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 83,097,065	$ -	$ -	$ 83,097,065
Common Stock Fund	43,291,481	-	-	43,291,481
Other Separate Accounts	3,190,416	-	-	3,190,416
Fixed Income Fund	17,704,388	-	-	17,704,388
Participant Loans	4,392,417	-	-	4,392,417
Total assets at fair value	$ 151,675,767	$ -	$ -	$ 151,675,767

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 67,713,869	$ -	$ -	$ 67,713,869
Common Stock Fund	26,899,505	-	-	26,899,505
Other Separate Accounts	2,145,865	-	-	2,145,865
Fixed Income Fund	12,236,625	-	-	12,236,625
Participant Loans	4,307,821	-	-	4,307,821
Total assets at fair value	$ 113,303,685	$ -	$ -	$ 113,303,685

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investment companies that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their net asset value (NAV) after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Common Stock Fund: The fair value for the Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Other Separate Accounts: The fair value for Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Fixed Income Fund: The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on liquid and regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

Participant Loans: The fair value of Participant Loans is the participant loan balance. At the time of borrowing, the assets of the participants are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan. Should the participants default on the loan, it would have no impact on the Master Trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of participants' and employer contributions receivable approximate their carrying values.

NOTE 5 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2009 and 2008 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2009 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2009	2008
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$ 1,178,428,516	$ 965,997,091
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund	901,075,291	611,314,517
Other Separate Accounts	76,344,324	54,352,546
	977,419,615	665,667,063
Investments at contract value:		
Stable Value Fund		
At fair value	446,441,887	393,289,205
Adjustment from fair value to contract value	(6,755,982)	1,903,491
At contract value	439,685,905	395,192,696
Participant Loans	68,745,934	71,365,102
Total Assets	$ 2,664,279,970	$ 2,098,221,952

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2009
Additions	
Additions to net assets attributed to:	
Investment Gain	
Mutual Funds	$ 241,966,691
Common Stock Fund	307,301,402
Other Separate Accounts	23,323,137
	572,591,230
Contributions	
Participants	118,727,347
Employer	60,372,085
	179,099,432
Interest and dividend income	44,274,364
Total additions	795,965,026
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	228,601,072
Administrative fees	1,416,714
Total deductions	230,017,786
Net increase prior to transfers from other plans	565,947,240
Transfers from other plans, net	110,778
Net increase	566,058,018
Net assets available for benefits:	
Beginning of the year	2,098,221,952
End of the year	$ 2,664,279,970

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) PLAN #025, EIN: 59-1575859 DECEMBER 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	17,704,388 shares	$ 17,704,388
Overseas Fund	170,923 shares	5,283,231
Low-Priced Stock Fund	72,789 shares	2,325,604
Retirement Government Money Market	9,179,036 shares	9,179,036
Freedom Income Fund	27,546 shares	299,427
Freedom 2000	15,113 shares	165,483
Freedom 2005	84,820 shares	976,273
Freedom 2010	271,611 shares	3,153,406
Freedom 2015	657,190 shares	7,656,265
Freedom 2020	658,862 shares	7,873,403
Freedom 2025	574,250 shares	6,925,456
Freedom 2030	413,391 shares	5,043,368
Freedom 2035	248,108 shares	3,049,247
Freedom 2040	162,558 shares	2,007,595
Freedom 2045	722 shares	8,952
Freedom 2050	222 shares	2,765
BlackRock (formerly Barclays Global Investors)		
S&P 500 Index	287,704 shares	10,696,826
Midcap Equity Index	16,283 shares	271,281
EAFE Equity Index	22,971 shares	303,180
U.S. Debt Index	114,388 shares	1,744,421
GS Large Cap Value	36,434 shares	388,755
Dodge & Cox International Stock	30,136 shares	959,836
AIM Small Cap Growth Fund	65,566 shares	1,552,595
Artisan Mid Cap	92,788 shares	2,376,298
Vanguard Primecap Fund	141,723 shares	8,738,613
JP Morgan Mid Cap Value Fund	233,232 shares	4,492,047
Small Cap Value Fund	67,562 shares	814,118
*Johnson Controls Common Stock Fund	5,357,857 units	43,291,481
Investments		147,283,350
*Participant Loans (1)		4,392,417
Total investments		$ 151,675,767

(1) There were 703 outstanding loans to participants at December 31, 2009, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 8.25%.

* Indicates party-in-interest.

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

By: 

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 22, 2010

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls IFM Retirement
Savings Plan/Commercial North
America Account Level Employees:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 7, 2010, relating to the statements of net assets available for benefits of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees, as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees.



Milwaukee, Wisconsin
June 22, 2010